UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PAVMED INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70423R 102

(CUSIP Number)

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Eric T. Schwartz, Esq.

Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lishan Aklog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,380,428
	8	SHARED VOTING POWER 2,853,281
	9	SOLE DISPOSITIVE POWER 6,380,428
	10	SHARED DISPOSITIVE POWER 2,853,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,233,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R 106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pavilion Venture Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,566,836
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,566,836
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,566,836
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70387R 106	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HCFP/Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,823,281
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,823,281
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70387R 106	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 2 (this “Amendment No. 2”) filed by Lishan Aklog (“Aklog”), Pavilion Venture Partners LLC (“Pavilion”) and HCFP/Capital Partners III LLC (“HCFP/CPIII,” and together with Aklog and Pavilion, the “Reporting Persons”) amends the Schedule 13D originally filed by Aklog, Pavilion, HCFP/CPIII and Ira Scott Greenspan on May 13, 2016, as amended and restated by the Reporting Persons on February 14, 2018 (the “Amended and Restated Schedule 13D,” and as further amended hereby, the “Schedule 13D”), with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Amended and Restated Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amended and Restated Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 17,509,654 shares of Common Stock outstanding as of April 18, 2018.

Item 3.	Sources of Funds.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On February 14, 2018, the Issuer granted a stock option to purchase 195,108 shares of Common Stock to Aklog, with an exercise price of $2.01 per share (the “2018 Option,” and together with the Option issued to Aklog on April 28, 2016, the “Options”). The 2018 Option expires ten years from the grant date, and vests in twelve equal quarterly installments on the last day of each of the Issuer’s fiscal quarters, commencing on March 31, 2018.

On February 20, 2018, the Issuer commenced an exchange offer (the “Exchange Offer”), pursuant to which it offered to exchange each of its outstanding Series W Warrants for 0.5 Series Z warrants to purchase Common Stock (“Series Z Warrants”). Aklog, Pavilion and HCFP/CPIII validly tendered and did not withdraw all of the Series W Warrants owned by them in the Exchange Offer. Accordingly, upon consummation of the Exchange Offer on April 5, 2018, Aklog, Pavilion and HCFP/CPIII acquired 25,255, 1,110,266 and 2,823,281 Series Z Warrants, respectively, from the Issuer.

The Series Z Warrants are governed by a warrant agreement (the “Series Z Warrant Agreement”), dated as of April 5, 2018, by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent. The Series Z Warrants have an exercise price of $3.00 per share, subject to adjustment, are currently exercisable and expire on April 30, 2024. In addition, commencing on May 1, 2019, the Issuer may redeem the outstanding Series Z Warrants, at the Issuer’s option, in whole or in part, at a price of $0.01 per Series Z Warrant at any time while the Series Z Warrants are exercisable, upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the volume weighted average closing price of the Common Stock equals or exceeds $9.00 (subject-to adjustment) for any 20 out of 30 consecutive trading days ending three business days before the Issuer issues its notice of redemption, and provided the average daily trading volume in the Common Stock during such 30-day period is at least 20,000 shares per day; and, if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Series Z Warrants. However, the Series Z Warrants held by HCFP/CPIII and Pavilion prior to the IPO are not subject to redemption as long as such warrants remain held by them or their affiliates. Furthermore, pursuant to letter agreements between the Issuer and each of HCFP/CPIII and Pavilion (the “Series Z Warrant Exercise Agreements”), the Series Z Warrants issued in exchange for Series W Warrants held by HCFP/CPIII and Pavilion prior to the IPO may be exercised on a cashless basis as long as such Series Z Warrants remain held by them (or certain permitted transferees).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 5 of 7 Pages

On April 20, 2018, Aklog transferred an aggregate of 12,450 Series Z Warrants to multiple third parties, as gifts for no consideration.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

The Reporting Persons may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the Series Z Warrants and the Options. In addition, Aklog expects that, in the future, HCFP/CPIII will distribute the Series Z Warrants held by it to its members, on a pro rata basis.

At the date of this Schedule 13D, none of the Reporting Persons, except as set forth in this Schedule 13D, and as consistent with Aklog’s position as Chairman and Chief Executive Officer of the Issuer, has any plans or proposals which would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       Any action similar to any of those actions enumerated above.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Aklog is the beneficial owner of 9,233,709 shares of Common Stock, representing 42.6% of the Issuer’s outstanding Common Stock. This amount includes (i) 588,413 shares of Common Stock owned by Aklog, 12,775 shares of Common Stock subject to Series Z Warrants owned by Aklog, which are currently exercisable, and 209,819 shares of Common Stock subject to the Options owned by Aklog, as to which such Options are currently exercisable or will become exercisable within 60 days, in each case, over which Aklog has sole voting and dispositive power; (ii) 1,285 shares of Common Stock owned by Aklog’s daughter, over which Aklog may be deemed to have sole voting and dispositive power; (iii) 1,300 shares of Common Stock owned by Aklog’s son, over which Aklog may be deemed to have sole voting and dispositive power; (iv) 5,566,836 shares of Common Stock owned by Pavilion as described below, over which Aklog, as a member and sole manager of Pavilion, has sole voting and dispositive power; (v) 2,823,281 shares of Common Stock owned by HCFP/CPIII as described below, over which Aklog, as a member and a co-manager of HCFP/CPIII, shares voting and dispositive power; and (v) 30,000 shares of the Common Stock owned by HCFP/AG LLC as described below, over which Aklog, as a manager of HCFP/AG LLC, shares voting and dispositive power. This amount excludes 264,015 shares of Common Stock subject to the Options owned by Aklog, as to which such Options are not currently exercisable and will not become exercisable within 60 days.

Pavilion is the beneficial owner of 5,566,836 shares of Common Stock, or approximately 29.9% of the Issuer’s outstanding Common Stock. This amount includes 4,456,570 shares of Common Stock and 1,110,266 shares of Common Stock subject to Series Z Warrants owned by Pavilion, which are currently exercisable. Pavilion has sole voting and dispositive power over such shares.

HCFP/CPIII is the beneficial owner of 2,823,281 shares of Common Stock, or approximately 13.9% of the Issuer’s outstanding Common Stock. This amount consists of 2,823,281 shares of Common Stock subject to Series Z Warrants owned by HCFP/CPIII, which are currently exercisable.

HCFP/AG LLC is the beneficial owner of 30,000 shares of Common Stock, which amount includes 20,000 shares of Common Stock and 10,000 shares of Common Stock subject to Series Z Warrants owned by HCFP/AG LLC, which are currently exercisable.

In the past 60 days, Aklog and Pavilion have effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 7 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The disclosure under Items 3 and 4 of this Schedule 13D relating the Series Z Warrant Agreement and the Series Z Warrant Exercise Agreements is incorporated herein by reference.

The descriptions of the Series Z Warrant Agreement and the Series Z Warrant Exercise Agreements are qualified by reference to the full text of such agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

99.5	Form of Series Z Warrant Agreement (incorporated by reference from Exhibit (d)(6) to the Schedule TO filed by the Issuer on February 20, 2018).

99.6	Letter Agreement with respect to Series W Warrants with HCFP Capital Partners III LLC, dated June 26, 2014 (incorporated by reference from Exhibit (d)(3) to the Schedule TO filed by the Issuer on February 20, 2018).

99.7	Letter Agreement with respect to Series W Warrants with Pavilion Venture Partners LLC, dated June 26, 2014 (incorporated by reference from Exhibit (d)(4) to the Schedule TO filed by the Issuer on February 20, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 26, 2018

/s/ Lishan Aklog
Lishan Aklog

PAVILION VENTURE PARTNERS LLC

By:	/s/ Lishan Aklog
Name:	Lishan Aklog
Title:	Manager

HCFP/CAPITAL PARTNERS III LLC

By:	/s/ Lishan Aklog
Name:	Lishan Aklog
Title:	Co-Manager